Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

VIA EDGAR

January 3, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Office of Trade & Services

Re:           Hill International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 16, 2021

Item 2.02 Form 8-K filed November 8, 2021

File No. 001-33961

Ladies and Gentlemen:

I refer to your comment letter dated December 16, 2021 addressed to Mr. Raouf Ghali, Chief Executive Officer of Hill International, Inc. (the “Company”), and the subsequent telephone call between Ms. Lumley and our outside counsel regarding the due date for responding to your letter. The Company has requested an extension of the due date given scheduled vacations of Company personnel during the holidays. The Company confirms that it intends to submit its responses to the Staff’s comments by January 10, 2021.

The Company appreciates your cooperation in extending the deadline for the Company’s response. If you have any questions, please do not hesitate to contact the undersigned at (215) 309-7700.

Very truly yours,

/s/ Todd Weintraub

Todd Weintraub, Senior Vice President and Chief Financial Officer

cc:            Raouf Ghali, Chief Executive Officer

Darrick M. Mix, Esq.